Filed pursuant to Rule 433

Registration Statement No. 333-196527

Issuer Free Writing Prospectus dated August 2, 2016

Relating to Prospectus Supplement dated August 2, 2016

(To Prospectus dated August 15, 2014)

TERM SHEET

Vista Gold Corp.

Public Offering of Units

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada (other than Québec). A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

A prospectus supplement to the base prospectus dated August 15, 2014 will also be filed with the Securities and Exchange Commission (SEC) in the United States and will contain important information relating to the securities described in this term sheet. The issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, as supplemented by the prospectus supplement to be filed with the SEC, in that registration statement and other documents the issuer has filed and will file with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, as supplemented, if you request it by contacting Cantor Fitzgerald Canada Corporation, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com, or Rodman & Renshaw a unit of H.C. Wainwright & Co., LLC., 430 Park Avenue, New York, NY 10022, email: placements@hcwco.com.

Issuer:	Vista Gold Corp. (the “Company”)
Issued Securities:	10,750,000 Units of the Company (the “Units” and the offering of such Units, the “Offering”). Each Unit is comprised of one (1) common share in the capital of the Company (each, a “Common Share”) and one half (1/2) Common Share purchase warrant (each whole warrant, a “Warrant”). The Units will separate into Common Shares and Warrants immediately upon closing of the Offering.
Size of Issue:	US $15,050,000 (Approximately Cdn $19,700,000)
Issue Price:	US $1.40 per Unit (the “Issue Price”)
Warrants:	Each Warrant shall entitle the holder to purchase one Common Share (each, a “Warrant Share”) at US $1.92 at any time on or before the date which is 36 months after the Closing Date.
Over-Allotment Option:	The Underwriters will have an option, exercisable, in whole or in part, in the sole discretion of the Underwriters (as defined below), prior to one business day before the Closing Date (as defined below), to purchase up to an additional 1,612,500 Units at the Issue Price on the same terms and conditions as set forth herein.
Underwriters:

Cantor Fitzgerald Canada Corporation (“CFCC”) and Rodman & Renshaw a unit of H.C. Wainwright & Co., LLC together will act as co-lead underwriters and joint bookrunners, on behalf of a syndicate of underwriters including:

CFCC – 42.5%

Rodman & Renshaw a unit of H.C. Wainwright & Co., LLC – 42.5%

Sprott Private Wealth LP – 5%

Roth Capital Partners, LLC – 5%

Jett Capital Advisors, LLC – 5%

(collectively, the “Underwriters”)

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Form of Underwriting:	“Bought deal” offering by way of a prospectus supplement in Canada and prospectus supplement to the Company’s shelf registration statement in the United States, subject to a mutually acceptable underwriting agreement containing the industry standard “Disaster Out”, “Litigation Out”, “Financial Out” and “Material Adverse Change Out” clauses running until the Closing Date (as defined below).
Plan of Distribution:	The Underwriters may sell Units in each of the Provinces of Canada other than Québec, or in the case of Cantor Fitzgerald Canada Corporation, in the United States through its U.S. affiliate, Cantor Fitzgerald & Co. Rodman & Renshaw a unit of H.C. Wainwright & Co., LLC, Roth Capital Partners, LLC and Jett Capital Advisors, LLC are not registered as investment dealers in any Canadian jurisdiction and, accordingly, will only sell Units into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Units in Canada. Subject to applicable law, the Underwriters may offer to sell the Units outside of Canada and the United States.
Jurisdictions:	The United States and all provinces of Canada (except Québec). The Units may also be offered in those jurisdictions outside of Canada and the United States as agreed to by the Company and the Underwriters provided that no prospectus filing or comparable obligation arises and the Company does not thereafter become subject to continuous disclosure obligations in such jurisdictions.
Underwriters’ Fees:

The Company shall pay the Underwriters a commission equal to 6% of the gross proceeds of the Offering, subject to the President’s List (described below). As additional compensation, the Underwriters will be issued warrants (the “Underwriter Warrants”) exercisable to acquire that number of Common Shares equal to 3% of the aggregate number of Common Shares issued pursuant to the Offering, subject to the President’s List.  Each Underwriter Warrant shall entitle the holder to purchase one Common Share at US $1.92 at any time on or before the date which is 36 months after the Closing Date.

The Company will also pay certain fees and expenses relating to the Offering, inclusive of disbursements and taxes, subject to the limitations described in the underwriting agreement dated August 2, 2016.

President’s List:	The Company shall pay the Underwriters a commission equal to 3% of the gross proceeds for orders that are subject to an agreed upon president’s list (the “President’s List”). All other orders will be subject to the full commission described above. The Underwriters will also receive Underwriter Warrants exercisable to acquire that number of Common Shares equal to 1.5% of the number of Common Shares issued in connection with the President’s List.

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Use of Proceeds:

To pursue completion of the permitting and to perform selected technical studies that the Company believes will further de-risk the Mt Todd gold project, enhance the economics of Mt Todd and prepare it for development if and when economic conditions warrant.

Remaining proceeds will be used for working capital requirements and/or for other general corporate purposes which include ongoing regulatory, legal and accounting expenses, management and administrative expenses, and other corporate initiatives.

Listing:	Prior to the Closing Date, the Company will obtain all necessary regulatory approvals for the completion of the Offering, including conditional listing approval of the Toronto Stock Exchange and listing approval of the NYSE MKT of the listing of the Common Shares (including the Common Shares comprising the Units and the Warrant Shares issuable upon exercise of the Warrants). The Warrants will not be listed or traded on any stock exchange.
Eligibility for Investment:	Eligible under the usual Canadian statutes as well as for RRSPs, RESPs, RRIFs, TFSAs and DPSPs.
Material U.S. Federal Income Tax Considerations:

The Company may be classified as a “passive foreign investment company” or “PFIC” for its 2016 taxable year and in future tax years. If the Company is classified as a PFIC for any year during a U.S. shareholder's holding period in the Units, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, Warrants and Warrant Shares, or any “excess distribution” received on their Common Shares and Warrant Shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to its Common Shares or Warrant Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the net capital gain and ordinary earnings for any year in which the Company is PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a QEF Election, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules in the event that the Company is a PFIC. Thus, U.S. shareholders may not be able to make a QEF Election with respect to the Common Shares or Warrant Shares. A U.S. shareholder who makes a mark-to-market election generally must include as ordinary income each year any excess of the fair market value of the taxpayer’s Common Shares and/or Warrant Shares over the taxpayer's adjusted basis therein, and generally must include as ordinary loss each year, any excess of the taxpayer’s adjusted tax basis of such Common Shares and/or Warrant Shares over their fair market value at the end of the taxable year (but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election). In addition, special PFIC rules apply to Warrants and Warrant Shares acquired upon exercise of such Warrants, and certain of the elections described above may not be available with respect to Warrants and Warrant Shares.

Each U.S. shareholder should consult his, her or its own tax advisor regarding the U.S. federal, state and local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Common Shares, the Warrants and the Warrant Shares.

Certain U.S. federal income tax considerations applicable to acquiring, owning and disposing of the Units, Common Shares, Warrants and Warrant Shares are discussed in the prospectus supplement under the heading “Material U.S. Federal Income Tax Considerations.”

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Closing Date:	On or about August 8, 2016 or such other date as the Company and the Underwriters mutually agree (the “Closing Date”). The Closing Date must occur prior to August 11, 2016.

An investment in the Units involves a high degree of risk and must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of certain of its properties. Prospective investors should carefully consider the risk factors described in the base shelf prospectus and prospectus supplement under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”. Financial statements incorporated herein by reference have been prepared in accordance with United States generally accepted accounting principles as issued by the Financial Accounting Standards Board. Prospective investors should be aware that the acquisition of the Units described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in the base shelf prospectus or prospectus supplement. Prospective investors should read the tax discussion contained in the base shelf prospectus under the heading “Certain Income Tax Considerations” and in the prospectus supplement under the headings “Material Canadian Federal Income Tax Considerations” and “Material United States Federal Income Tax Considerations”.